September 18, 2009

Zip+4 Code: 20549-3561

<u>Via Fax & U.S. Mail</u>

Mr. Ibrahim Abotaleb
President
Freight Management Corp.
8275 Eastern Avenue
Las Vegas, NV 89123

>   Re: Form 8-K filed August 6, 2009
>   File No.: 0-53127

Dear Mr. Abotaleb:

We have completed our review of your Form 8-K noted above and do not, at this time, have any further comments.

>   Sincerely,

>   Effie Simpson
>   Staff Accountant